Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

CONTINUING CONNECTED TRANSACTIONS

In order to comply with the various requirements under Chapter 14A of the Listing Rules in respect of continuing connected transactions of the Company, on 30 December 2015, the Company and certain subsidiaries of CSAHC have renewed the Media Service Framework Agreement and the Catering Services Framework Agreement, both for a term of three years commencing from 1 January 2016.

As the applicable percentage ratios (other than the profits ratio) for each of the Continuing Connected Transaction Agreements are on an annual basis exceeding 0.1% and less than 5%, the transactions contemplated under each of the Continuing Connected Transaction Agreements are only subject to the reporting, announcement and annual review requirements and are exempt from the independent shareholders’ approval requirement under the Listing Rules.

In order to comply with the various requirements under Chapter 14A of the Listing Rules in respect of continuing connected transactions of the Company, the Company renewed several continuing connected transactions between the Company and certain subsidiaries of CSAHC in order to comply with the Listing Rules. Details of the same are set out below:

1.	MEDIA SERVICES FRAMEWORK AGREEMENT

Reference is made to the announcement of the Company dated 19 April 2013 and 29 December 2014 in relation to, among other matters, the Existing Media Services Framework Agreement and the Supplemental Agreement to the Existing Media Services Framework Agreement.

As the Existing Media Services Framework Agreement shall soon expire by the end of 2015 and the transactions contemplated under the Existing Media Services Framework Agreement continue to be entered into on a recurring basis, the Company entered into a new Media Services Framework Agreement on 30 December 2015 (after trading hours) with SACM to renew the media services transaction and extend the term for an additional term of three years, commencing from 1 January 2016 to 31 December 2018.

Subject Matter

Pursuant to the Media Services Framework Agreement, SACM Group agrees to continue to provide the following services to the Group:

(1)	exclusive advertising agency services, including the design, production, broadcast and agency of international and domestic screen, print, outdoor and other forms of advertisement (provided that if the design and production of any advertising project cannot meet the requirements set by the Company or the fee quote provided by the SACM Group is higher than the prevailing market prices, SACM Group expressly agrees that it will waive the exclusivity rights in respect of its provision of services for such project and the Group is entitled to choose any competitive independent third party to provide such advertising services);

(2)	the plotting, purchase and production of in-flight TV and movie program agency services;

(3)	channel publicity and production services, including the planning, design, production and broadcast of the promotional programs according to the promotion demand and the promotion plan of the Group, and the broadcast and issuance of such programs in the "CCTV-OUTLOOK" channel and other specified channels;

(4)	public relations services relating to recruitment of airhostesses, including organisation and implementation of promotional recruitment activities and on-site recruitment activities, and the production of promotional advertising programs; and

(5)	services relating to the distribution of newspapers and magazines issued by SACM Group within places that the Group services.

The parties referred in the Media Services Framework Agreement shall include itself and its wholly-owned or controlled subsidiaries. In relation to the rights and obligations of the SACM Group, the SACM Group will have full discretion for the whole process of the selection of media or media agent, negotiation, purchase, execution and supervision, and the SACM Group should take the responsibility to monitor the advertisement, submit the monitoring report and strengthen the supervision on the advertising effect.

Service Fees

The service fees for the media services to be provided to members of the Group by the SACM Group are determined, among others, the prevailing market price. Pricing is based on prevailing market prices and agreed upon between the parties for each transaction via arm’s length negotiations in accordance with the following pricing mechanism: (a) if there are prevailing market prices for same or similar types of services in the same or similar locations of the services being provided, the pricing of the services shall follow such prevailing market prices; or (b) if there are no such prevailing market prices in the same or similar locations, the services to be provided by SACM Group shall be on terms which are no less favorable than the terms which can be obtained by the Group from independent third parties within the PRC market. The Company will fund the services fees wholly by its internal resources.

Historical Figures and Annual Cap

The aggregate historical services fees incurred for the transaction contemplated under the Existing Media Services Framework Agreement were RMB77 million, RMB75 million and RMB41.04 million for the two years ended 31 December 2014 and the period from 1 January to 30 September 2015. The previous annual cap for the Existing Media Services Framework Agreement were set at RMB98 million, RMB105 million and RMB118.5 million for the three years ending 31 December 2015.

The Directors propose that the annual cap for the Media Services Framework Agreement will remain unchanged at RMB118.5 million for each of the financial years ending 31 December 2016, 2017 and 2018, respectively. The proposed annual cap is determined between both parties by reference to the historical figures of the relevant transactions and the possible business development of media services.

Reasons for and Benefits of Entering into the Media Services Framework Agreement

The Company is expected to continue to benefit from the renewal of the Media Services Framework Agreement regarding various media services in order to fit the operational needs of the Group. Through the development of the cooperation with SACM in respect of services including the advertising agency, the plotting, purchase and production of in-flight TV and movie program agency, the channel publicity and production services, public relations for recruitment of airhostesses and distribution of newspapers and magazines, the Directors believe that these transactions will help satisfy the operational need of the Group, enhance the level of services and the corporate image of the Group, which will be in the interests of the Company and the shareholders as a whole.

The number of Directors supposed to be present was 11, of which 10 attended in person, the Board approved the Media Services Framework Agreement. Two connected Directors, Mr. Yuan Xin An and Ms. Yang Li Hua, were required to abstain from voting in the Board meeting in respect of the resolution to approve the Media Services Framework Agreement.

2.	CATERING SERVICES FRAMEWORK AGREEMENT

Reference is made to the announcement of the Company dated 19 April 2013 where the Company announced that the Company had entered into the Existing Catering Services Framework Agreement with SACC to regulate the catering services transaction for a term of three years up to 31 December 2015, which is renewable by agreement between both parties thereto.

As the Existing Catering Services Framework Agreement shall soon expire and the transactions contemplated under the Existing Catering Services Framework Agreement continue to be entered into on a recurring basis, the Company entered into a new Catering Services Framework Agreement on 30 December 2015 (after trading hours) with SACC to renew the catering services transaction and extend the term for an additional term of three years, commencing from 1 January 2016 to 31 December 2018.

Subject Matter

Pursuant to the Catering Services Framework Agreement, SACC agrees to provide the in-flight lunch boxes, and order, supply, allot, recycle, store and install the in-flight supply with their respective services for the arrival and departure flights designated by the Group at the airport where SACC is located at.

Service Fees

The service fees for catering services transaction mainly include three parts, i.e. in-flight lunch boxes fees, operating services fees and storage management fees. The in-flight lunch boxes fees will be determined on the raw material cost, productive labor cost and tax, the operating services fees will be determined on the labor cost and facility cost, and the storage management fees will be determined on the rental and labor cost. For the labor cost, it will be determined by reference to the average wage of last year issued by the local government authority. The services fee charged by SACC should not be higher than the one charged by any independent third parties in the similar locations of similar services. The Company will fund the services fee wholly by its internal resources.

Historical Figures and Annual Cap

The aggregate historical services fees incurred for the transaction between SACC and the Group were approximately RMB80 million, RMB86 million and RMB83.8 million for the two years ended 31 December 2014 and the period from 1 January to 30 September 2015. The previous annual cap for the Catering Services Framework Agreement were set at RMB100 million, RMB115 million and RMB132.25 million for the three years ending 31 December 2015.

The Directors propose that the annual cap for the Catering Services Framework Agreement shall be RMB152 million, RMB175 million and RMB201 million for each of the three financial years ending 31 December 2016, 2017 and 2018, respectively. The proposed annual cap is determined at an arm’s length basis between both parties by reference to historical figures, the assigned flight capacity growth in Shenzhen and the natural market growth according to the historical figures as disclosed above.

Reasons for and Benefits of Entering into the Catering Services Framework Agreement

SACC is the only air catering services provider with both HACCP System Certification and ISO22000:2005 System Certification in the PRC. The Company renewed the Catering Services Framework Agreement with SACC to ensure the consistent and high quality standard of the air flights catering services to be continuously provided to our passengers.

The number of Directors supposed to be present was 11, of which 10 attended in person, the Board approved the Catering Services Framework Agreement. Two connected Directors, Mr. Yuan Xin An and Ms.Yang Li Hua, were required to abstain from voting in the Board meeting in respect of the resolution to approve the Catering Services Framework Agreement.

IMPLICATIONS UNDER THE LISTING RULES

As at the date of this announcement, CSAHC is the controlling shareholder of the Company, holding approximately 51.99% of equity interest in the Company and is therefore a connected person to the Company under Rule 14A.07(1) of the Listing Rules. SACC and SACM are the non-wholly owned subsidiaries of CSAHC, thus each of them is a connected person of the Company under the Listing Rules.

The transaction contemplated under each of the Continuing Connected Transaction Agreements constitute continuing connected transactions for the Company under the Listing Rules. The Board (including the independent non-executive Directors) considers that the terms of the Continuing Connected Transaction Agreements and the cap in respect thereof are fair and reasonable and are entered into on normal commercial terms or better, in the ordinary and usual course of business of the Company and in the interests of the Company and its shareholders as a whole.

Pursuant to the Listing Rules, as the applicable percentage ratios (other than the profits ratio) for each of the Continuing Connected Transaction Agreements are on an annual basis exceeding 0.1% and less than 5%, the transactions contemplated under each of the Continuing Connected Transaction Agreements are only subject to the reporting, announcement and annual review requirements and exempt from the independent shareholders’ approval requirement under the Listing Rules. The transactions contemplated under each of the Continuing Connected Transaction Agreements are separate transactions from each other and they together do not constitute a series of transactions which should be aggregated pursuant to Rule 14A.81 of the Listing Rule.

Moreover, save as disclosed above, there are no other transactions which should be aggregated with the transactions contemplated under each of the Continuing Connected Transaction Agreements under Rules 14.22 and 14A.81 of the Listing Rules.

GENERAL INFORMATION

The principal business activity of the Company is that of civil aviation.

The principal business of CSAHC, based on its business license, is that of operating and managing, on behalf of the PRC government, certain state-owned assets, including properties, and state-owned shareholdings in various PRC companies.

The principal business activity of SACC is that of provision of in-flight lunch boxes, food and drinks and other related labor diet to airlines.

The principal business activity of SACM is that of designing, producing, publishing and handling all kinds of domestic and overseas advertisements; commodity exhibition (additional licence required), cultural events planning; trading business information services; sales of stationery goods, arts & crafts; project investment (other than those prohibited by laws and regulations and the industrial policies governing foreign investments, and not for projects subject to approval according to laws and regulations and restriction by the industrial policies governing foreign investments until an approval is obtained).

DEFINITIONS

In this announcement, the following expressions have the following meanings, unless the context requires otherwise:

“Board”	the board of Directors

“Catering Services Framework Agreement”	the new catering service framework agreement dated 30 December 2015 entered into between the Company and SACC for a term of three years from 1 January 2016 to 31 December 2018

“Company”	China Southern Airlines Company Limited, a joint stock company incorporated in the PRC with limited liability
“Continuing Connected Transaction Agreements”	collectively, the Media Services Framework Agreement and the Catering Services Framework Agreement

“CSAHC”	hina Southern Air Holding Company, a state-owned enterprise established under the laws of the PRC and the controlling shareholder of the Company

“Directors”	directors of the Company

“Existing Catering Services Framework Agreement”	the catering services framework agreement dated 19 April 2013 entered into between the Company and SACC for a term of three years from 1 January 2013 to 31 December 2015

“Existing Media Services Framework Agreement”	the media service framework agreement dated 19 April 2013 entered into between the Company and SACM for a term of three years from 1 January 2013 to 31 December 2015

“Group”	the Company and its subsidiaries

“Listing Rules”	the Rules Governing the Listing of Securities on the Stock Exchange

“Media Services Framework Agreement”	the new media service framework agreement dated 30 December 2015 entered into between the Company and SACM for a term of three years from 1 January 2016 to 31 December 2018

“PRC” or “China”	the People’s Republic of China (other than, for the purpose of this announcement only, Hong Kong, Macau and Taiwan)

“RMB”	Renminbi, the lawful currency of the PRC

“SACC”	Shenzhen Air Catering Co., Ltd., a company owned as to 50.1% by CSAHC as at the date of this announcement

“SACM”	Southern Airlines Culture and Media Co., Ltd., a company owned as to 40% by the Company and 60% by CSAHC as at the date of this announcement

“SACM Group”	SACM and its subsidiaries

“Stock Exchange”	The Stock Exchange of Hong Kong Limited

“Supplemental Agreement to the Existing Media Services Framework Agreement”	a supplemental agreement to the existing Media Services Framework Agreement dated 29 December 2014 entered into between the Company and SACM, inter alia, to revise he annual cap for the year ending 31 December 2015

By order of the Board
China Southern Airlines Company Limited
Xie Bing

Company Secretary

Guangzhou, the People’s Republic of China

30 December 2015

As at the date of this announcement, the Directors include Si Xian Min, Yuan Xin An and Yang Li Hua as non-executive Directors, Tan Wan Geng, Zhang Zi Fang and Li Shao Bin as executive Directors; and Ning Xiang Dong, Liu Chang Le, Tan Jin Song, Guo Wei and Jiao Shu Ge as independent non-executive Directors.